SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of February, 2004

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")
                       IPO OF EYETECH PHARMACEUTICALS INC.


SVIIT has been informed by the Schroder Ventures International Life Sciences Fund II (ILSFII) of the successful Initial Public Offering (IPO) of one of its portfolio companies, Eyetech Pharmaceuticals Inc. ("Eyetech") on NASDAQ.

None of SVIIT's holding in Eyetech was realised at the IPO. Therefore, in accordance with BVCA valuation guidelines, a 25% discount will be applied to the mid-market share price of Eyetech to reflect liquidity constraints.

Eyetech shares were quoted at US$30.40 per share at the close of business last night. Based on this closing price, the value of SVIIT's holding in Eyetech (after the application of discounts) was GBP8.8 million, which represents an uplift of GBP6.2 million to the June 2003 valuation (fully diluted uplift per share of 5p).

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                020 7010 8925

Weber Shandwick Square Mile
Peter Corbin /Nick Dibden                                      020 7067 0700



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:   4 February 2004


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries